UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Rand Capital Sub, Inc.
(fka Rand Capital SBIC, Inc.)

(Name of Company)

1405 Rand Building, Buffalo, NY 14203
Address of Principal Business Office

(Number and Street, City, State and Zip Code)

(716) 853-0802
Telephone Number (including area code)

811-22276

File Number under the Investment Company Act of 1940

Rand Capital Sub Inc., formerly known as Rand Capital SBIC, Inc. (the “Company”), is withdrawing its election under section 54(a) of the Investment Company Act on the following basis for filing this Notification of Withdrawal:

Effective as of December 30, 2021, the Company merged with and into Rand Capital Sub LLC with Rand Capital Sub LLC continuing as the surviving corporation, and at which time the separate corporate existence of the Company ended. Rand Capital Sub LLC is a Delaware limited liability company and wholly owned subsidiary of Rand Capital Corporation. Rand Capital Corporation is a New York corporation that has elected to be regulated as a business development company under section 54(a) of the Act. Pursuant to the requirements of the Securities Exchange Act of 1934, Rand Capital Sub LLC, as successor by merger to the Company, has caused this notification to be signed on its behalf by the undersigned duly authorized person.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Buffalo, New York on the 30th day of December, 2021.

Rand Capital Sub LLC, as successor by merger to Rand Capital Sub, Inc.

By:	/s/ Daniel Penberthy
Daniel Penberthy
President and Chief Executive Officer

Attest:	/s/ Margaret Brechtel
Margaret Brechtel
Chief Financial Officer